SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 1
                               to
                          SCHEDULE 13D

                            Under the
                 Securities Exchange Act of 1934


                  COMMONWEALTH INDUSTRIES, INC.
          ---------------------------------------------
                        (Name of Issuer)


                  Common Stock ($.01 par value)
            ----------------------------------------
                 (Title of Class of Securities)

                           20290410-8
                       ------------------
                         (CUSIP Number)



                     Ronald N. Graves, Esq.
        J.R. Simplot Self-Declaration of Revocable Trust
                         999 Main Street
                       Boise, Idaho  83702
                   Telephone:  (208) 336-2110
              ------------------------------------
       (Names, addresses and telephone numbers of persons
        authorized to receive notices and communications)


                        November 4, 1999
                    ------------------------
                  (Date of event which requires
                    filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     J.R. Simplot/J.R. Simplot Self Declaration of Revocable Trust

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)  Sole Voting Power              1,622,500
Shares
Beneficially        8)  Shared Voting Power                   0
Owned
by Each             9)  Sole Dispositive Power         1,622,500
Reporting
Person With:        10) Shared Dispositive Power              0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,622,500 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     10.18%

14)  Type of Reporting Person

     IN

Item 3.   Source and Amount of Funds or other Consideration.
------------------------------------------------------------

     The Trust purchased the shares of Stock reported in Item 5 with personal funds of the Trust and with funds provided pursuant to customary margin arrangements between the Trust and Merrill
Lynch.

Item 5.   Interest in Securities of the Issuer.
-----------------------------------------------

     (a - b) As of November 8, 1999, the Trust owned 1,622,500 shares of Stock. As trustee of the Trust, Mr. Simplot has the sole power to vote and dispose of such shares.

     Based upon information contained in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission for the year ended June 30, 1999 (the "10-Q"), the shares owned constitute approximately 10.18% of the 15,944,000 shares of Stock outstanding, as reported in the 10-Q.

     (c) During the 60 days prior to and including November 8, 1999, the Trust acquired the shares of Stock described below in open market purchases through ordinary brokerage transactions:


          Purchase          No. of      Price per Share
            Date            Shares        (including
                                          commissions)
          ---------         ------      ----------------

          10/29/99          10,000           $10.000
          11/1/99           32,500            10.793
          11/2/99           35,000            11.035
          11/4/99           23,000            11.875
          11/5/99           17,000            11.875
          11/8/99            5,000            11.875


     (d - e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
        with Respect to Securities of the Issuer
------------------------------------------------------------------

     Not applicable.

Item 7.  Material to be Filed as Exhibits
------------------------------------------

     None

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

                              J.R. Simplot
                              Self-Declaration of Revocable
                              Trust


                              By   //s// J.R. Simplot
                              -----------------------------------
                                   J.R. Simplot, as Trustee

Date:  November 11, 1999